Exhibit 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1             Name and Address of Company

HudBay Minerals Inc.

25 York Street, Suite 800

Toronto, Ontario M5J 2V5

Item 2             Date of Material Change

May 14, 2012 and May 18, 2012

Item 3             News Release

News releases with respect to the material changes referred to in this report were disseminated through Marketwire on May 14, 2012 and May 18, 2012, respectively, and subsequently filed on SEDAR.

Item 4             Summary of Material Change

On May 14, 2012 HudBay Minerals Inc. (“Hudbay”) announced its intention to pursue an offering of US$400 million aggregate principal amount of senior unsecured notes due 2020 (the “Notes”). On May 18, 2012 Hudbay announced that due to market conditions it was discontinuing its planned offering of the Notes.

Item 5             Full Description of Material Change

On May 14, 2012 Hudbay announced its intention to pursue an offering of US$400 million aggregate principal amount of senior unsecured Notes due 2020. Hudbay further announced that it planned to use the net proceeds from the offering for general corporate purposes, development projects in Manitoba, and, if Hudbay’s Board of Directors approved the Constancia project, the development of the Constancia project.

On May 18, 2012 Hudbay announced that due to market conditions it was discontinuing its planned offering of the Notes. Hudbay indicated that although the funding sought was available, poor overall market conditions caused the proposed interest rate to exceed its cost of capital criteria.

Item 6             Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7             Omitted Information

Not applicable.

Item 8             Executive Officer

Patrick Donnelly, Vice President, Legal and Corporate Secretary

Telephone:  (416) 362-8181

Item 9             Date of Report

May 24, 2012